UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 11, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Iridium Communications Inc.

File No. 001-33963 - CF# 28669

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Iridium Communications Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 2, 2012 as amended September 12, 2012.

Based on representations by Iridium Communications Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through August 2, 2022
Exhibit 10.2	through August 2, 2022
Exhibit 10.3	through July 18, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel